SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 17 February 2006

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward
Assistant Secretary

Date: 17 February 2006

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand, London, WC2N 5EH,

United Kingdom

Announcement – 16 February 2006:

‘National Grid Announces Agreement To Acquire Rhode Island Gas

Distribution Business From Southern Union Company’

ANNEX 2 – Copy Announcement as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange on 16 February 2006:

‘National Grid Announces Agreement To Acquire Rhode Island Gas

Distribution Business From Southern Union Company’.

National Grid plc

1-3 Strand

London

WC2N 5EH

United Kingdom

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO CANADA, AUSTRALIA OR JAPAN

[EMBARGOED UNTIL 11.30 AM]	16 February 2006

NATIONAL GRID ANNOUNCES AGREEMENT TO ACQUIRE RHODE ISLAND GAS DISTRIBUTION BUSINESS FROM SOUTHERN UNION COMPANY

•	Rhode Island gas distribution business to be acquired from Southern Union Company for $575m (£329m)
•	Significantly expands National Grid’s gas distribution activities in the Northeastern US
•	Strong overlap with National Grid’s existing electricity distribution operations creates synergy potential

National Grid plc (“National Grid”) today announces that it has reached agreement with Southern Union Company (“SUG”) to acquire its Rhode Island gas distribution assets for a cash consideration of $498m (£285m), along with the assumption of $77m (£44m) of debt. The consideration also includes a reimbursement for working capital and a benefit from step up in tax basis available under US tax regulations for an asset sale.

SUG’s Rhode Island gas business serves approximately 245,000 customers through a distribution network of over 3,000 miles of mains. The network substantially overlaps National Grid’s existing electricity distribution company in Rhode Island, which serves approximately 477,000 customers. This strong overlap is expected to create opportunities for savings.

The acquisition also increases the size of National Grid’s US gas operations and reinforces its position as a leading player in energy distribution in the Northeastern US. The rates for SUG’s Rhode Island gas distribution business are set by the same state regulators as National Grid’s electricity distribution company in Rhode Island. Both businesses have a history of performing under incentive based rate plans which provide substantial benefits to customers and shareholders.

The transaction is expected to enhance National Grid’s earnings per share (before exceptional items), immediately following completion. The consideration is being satisfied by general corporate debt.

Michael E. Jesanis, President and Chief Executive Officer of National Grid’s US business said,

“This transaction is a natural for us and is right in our backyard. But even more importantly, our company has provided utility service in Rhode Island for more than a century. We are looking forward to serving the additional one quarter million gas consumers in Rhode Island.”

Mr. Jesanis added, “National Grid delivers gas to 11 million homes in the UK and 565,000 customers in upstate New York. Our new customers will reap the benefits of our considerable international expertise in developing and implementing new technologies and innovations that enable us to serve customers safely, reliably and efficiently.”

The transaction is subject to approval by Rhode Island regulatory authorities and clearance under the Federal Hart-Scott-Rodino Act. The sale is expected to close in the summer of 2006.

Rothschild acted as financial adviser to National Grid on the transaction.

For ease of reference, in this document, all currency conversions between pounds sterling and US dollars have been made at a rate of $1.75:£1.00.

Contact details:

National Grid
Investors
David Campbell	+44 (0)20 7004 3170	+44 (0)7799 131783(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
James Waite	+44 (0) 20 7004 3171	+44 (0)7977 440902(m)

Media
Clive Hawkins	+44 (0) 20 7004 3147	+44 (0) 7836 357173(m)

Citigate Dewe Rogerson		+44 (0)20 7638 9571
Anthony Carlisle	+44 (0)20 7638 9571	+44 (0)7973 611888(m)

Cautionary statement

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards, technological developments, the failure to retain key management, the availability of new acquisition opportunities or the timing and success of future acquisition opportunities. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to continue to integrate the US and UK businesses acquired by or merged with National Grid, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, unseasonable weather impacting on demand for electricity and gas, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of National Grid’s pension schemes and the regulatory treatment of pension costs, the impact of the separation and sale by National Grid of four of its UK gas distribution networks and any adverse consequences arising from outages on or otherwise affecting energy networks owned and/or operated by National Grid.

For a more detailed description of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid’s filings with the US Securities and Exchange Commission (and in particular the “Risk Factors” and “Operating and Financial Review” sections in its most recent annual report on Form 20-F). Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. National Grid does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.

Notes to Editors

National Grid plc

National Grid is an international energy delivery business, whose principal activities are in the regulated electricity and gas industries. It owns the high-voltage electricity transmission system in England and Wales and operates the system across Great Britain. It also owns and operates the high pressure gas transmission system in Britain and its distribution business delivers gas to 11 million homes and businesses in Britain.

The Group has electricity transmission systems in northeastern US, and distributes electricity in the Northeastern US to approximately 3.3 million customers, and gas in upstate New York to around 565,000 customers.

National Grid also has a number of businesses operating in related areas such as wireless infrastructure for broadcast and telecommunications, metering, and interconnectors. It also operates a liquefied natural gas importation terminal.

Southern Union Company

Southern Union Company is engaged primarily in the transportation, storage and distribution of natural gas. Through Panhandle Energy, the company owns and operates 100% of Panhandle Eastern Pipe Line Company, Trunkline Gas Company, Sea Robin Pipeline Company, Southwest Gas Storage Company and Trunkline LNG Company – one of North America’s largest liquefied natural gas import terminals. Through CCE Holdings, LLC, Southern Union also owns a 50% interest in and operates the CrossCountry Energy pipelines, which include 100% of Transwestern Pipeline Company and 50% of Citrus Corp. Citrus Corp. owns 100% of the Florida Gas Transmission pipeline system. Southern Union’s pipeline interests operate approximately 18,000 miles of interstate pipelines that transport natural gas from the San Juan, Anadarko and Permian Basins, the Rockies, the Gulf of Mexico, Mobile Bay, South Texas and the Panhandle regions of Texas and Oklahoma to major markets in the Southeast, West, Midwest and Great Lakes region. Through its local distribution companies, Missouri Gas Energy, PG Energy and New England Gas Company, Southern Union also serves approximately one million natural gas end-user customers in Missouri, Pennsylvania, Rhode Island and Massachusetts.